EXHIBIT 4.1

T. Rowe Price Group, Inc.
Description of Capital Stock

As of December 31, 2019, T. Rowe Price Group, Inc., a Maryland corporation (hereinafter, the “Company”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.20 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information.
General. The Company has authority to issue 750,000,000 shares of Common Stock, and 20,000,000 shares of preferred stock, par value $0.20 per share (the “Preferred Stock”). The Preferred Stock is issuable in one or more classes or series from time to time upon authorization by the Company’s Board of Directors (the “Board”). No class or series of Preferred Stock has been authorized by the Board at this time.
Voting Rights. Holders of Common Stock are entitled to one vote for each share held of record and are vested with all of the voting power, except as the Board may provide in the future with respect to any class or series of Preferred Stock that it may authorize. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum, and, other than the election of directors or as otherwise required by law, a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting. In the case of any uncontested election, each director shall be elected by a majority of the total votes cast for and against such director nominee at a meeting of stockholders duly called and at which a quorum is present. In the event of a contested election, directors shall be elected by a plurality of votes cast at a meeting of stockholders duly called and at which a quorum is present.
Dividend Rights. Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board out of any funds legally available for dividends, subject to the preferences applicable to any shares of Preferred Stock outstanding at the time.
No Preemption, Conversion or Redemption Rights. Shares of Common Stock are not redeemable and have no subscription, conversion or preemption rights.
Right to Receive Liquidation Distributions. Holders of Common Stock are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities and any amount owing in liquidation to any shares of Preferred Stock outstanding at the time.
Anti-Takeover Effects of the Articles of Incorporation and Bylaws. The provisions of the Company’s Articles of Incorporation, as amended (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”) described below may have the effect of delaying, deferring or preventing a change in control of the Company:

•	Board may adopt, amend or repeal the Bylaws without stockholder approval;

•
the Bylaws specify advanced notice procedures that stockholders must follow in order to bring business or nominate directors at an annual or special meeting of stockholders and has adopted proxy access procedures for director nominations through the Company’s Proxy Statement;

•
all action by stockholders must be taken at a meeting of stockholders given stockholder action by written consent must be unanimous. The Chairman of the Board or the President of the Company or a majority of the Board or stockholders holding 25% or more of the outstanding Common Stock of the Company may call a special meeting of stockholders;

•
vacancies on the Board can be filled by a majority vote of the remaining members of the Board, even where less than a quorum, or by a vote of the stockholders required for the election of directors generally;

•	the Board is authorized to issue Preferred Stock without stockholder approval; and

•	the Company is incorporated in Maryland and is thus subject to the provisions of the Maryland General Corporation Law.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Articles and Bylaws. For additional information we encourage you to read the Articles and Bylaws, including amendments, all of which are exhibits to the Company’s Annual Report on Form 10‑K, and applicable provisions of the Maryland General Corporation Law.